Exhibit 99.2

Appendix 3H - Notification of cessation of securities

Announcement Summary

Entity name
ELEVRA LITHIUM LIMITED
Announcement Type
New announcement
Date of this announcement
Tuesday February 24, 2026
Details of +securities that have ceased

ASX +security code	Security description	Number of +securities that have ceased	The +securities have ceased due to	Date of cessation

ELVAM	PERFORMANCE RIGHTS	20,443	Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied	20/02/2026
Refer to next page for full details of the announcement

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Appendix 3H - Notification of cessation of securities
Part 1 - Announcement Details

1.1 Name of +Entity
ELEVRA LITHIUM LIMITED
We (the entity named above) provide the following information about our issued capital.
1.2 Registered Number Type	Registration Number

ABN	26091951978

1.3 ASX issuer code
ELV

1.4 The announcement is
New announcement

1.5 Date of this announcement
24/2/2026

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Appendix 3H - Notification of cessation of securities
Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description
ELVAM : PERFORMANCE RIGHTS

Unquoted +equity securities that have ceased
Number of securities that have ceased
20,443

Reason for cessation
Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied

Date of cessation	Is the entity paying any consideration for the cessation?
20/2/2026	No

Any other information the entity wishes to notify to ASX about the cessation?
Lapse of 20,443 unlisted performance rights pursuant to the terms of the Company's Equity Incentive Plan.

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Appendix 3H - Notification of cessation of securities
Part 3 - Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

The figures in parts 3.1 and 3.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ELV : ORDINARY FULLY PAID	169,376,771

3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

ELVAM : PERFORMANCE RIGHTS	2,733,008

ELVAN : OPTION EXPIRING 31-DEC-2028 EX $4.80	2,723,613

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.

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